SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No.           2                    )1
ATA INC

(Name of Issuer)
American Depositary Shares 2

(Title of Class of Securities)
00211V106

(CUSIP Number)
Dec 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☑	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

[2]	Each American Depositary Shares represents 2 common shares, par value US$0.01 per share.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106	13G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte Ltd (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,391,257

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,391,257

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,391,257

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.1%

12	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer
ATA Inc
Item 1(b). Address of Issuers’ Principal Executive Offices
Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005
People’s Republic of China
Item 2(a). Name of Person Filing
I        Government of Singapore Investment Corporation Pte Ltd
Item 2(b). Address of Principal Business Office
I        168 Robinson Road
         #37-01 Capital Tower
         Singapore 068912
Item 2(c). Citizenship
I        Singapore
Item 2(d). Title of Class of Securities
American Depositary Shares
Item 2(e). CUSIP Number
00211V106
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a
N.A.

Item 4. Ownership
     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	No of Securities	Power to Vote		Power to Dispose
Person	Beneficially Owned	Sole[1]	Shared[1]	Sole[1]	Shared[1]
Government of Singapore Investment Corporation Pte Ltd	1,391,257	0	1,391,257	0	1,391,257

Total[2] (all Reporting Persons)	1,391,257	0	1,391,257	0	1,391,257

1	The Government of Singapore Investment Corporation Pte Ltd (“GIC”) shares power to vote and power to dispose of 939,357 securities beneficially owned by it with the Government of Singapore (“GoS”) and shares power to vote and dispose of 451,900 securities beneficially owned by it with the Monetary Authority of Singapore (“MAS”).

2	GIC, GoS and MAS disclaim membership in a group.
Item 5. Ownership of Five Percent or Less of a Class
          N.A.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          N.A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          N.A.
Item 8. Identification and Classification of Members of the Group
          N.A.

Item 9. Notice of Dissolution of Group
          N.A.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02 Feb 2010	Government of Singapore Investment

Date	Corporation Pte Ltd

	by	/s/ Celine Loh	/s/	Lim Eng Kok

		Celine Loh		Lim Eng Kok
		Senior Vice President		Vice President